WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail: wmslaw@tampabay.rr.com

March 22, 2010

Amanda Ravitz
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	GHN Agrispan Holding Company Amendment No. 2 to Registration Statement on Form S-1 Filed February 8, 2010 File No. 333-162471

Dear Ms. Ravitz:

Reference is made to the comments of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed by GHN Agrispan Holding Company, a Nevada corporation (the “Company”) in the SEC’s letter dated February 8, 2010 (the “Comment Letter”) addressed to Xu Yizhen, President and Chief Executive Officer of the Company.

We are writing to respond to the Comment Letter and have prepared Amendment No. 3 to Registration Statement on Form S-1 to address your comments.  The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.  Marked copies of our amendment are also attached to assist in facilitating your review.

Summary Information and Risk Factors, page 1

1.	Refer to the chart on page 2. Please describe the business of HKYD from 2005 – 2009 and explain what you mean by “Investment holdings”.

Response to Comment 1:

P.2 of the registration statement was amended to disclose that HKYD operates no business except that it held 100% equity interest in Xiamen Xinyixiang Modern Agricultural Development Co., Ltd. while Joy City Investment Limited was dormant.

Please refer to pages 2 and 22.

Description of Business, page 24

2.
We note your response to our prior comment 6, 7, 8, 11, 13, and 14.  As discussed on our conference call on February 25, 2010, please revise all applicable disclosures to clearly discuss your two separate lines of business (trading and plantation) within your agricultural segment.

Response to Comment 2:

We revised all the disclosures in the following section to discuss our two separate lines of business (trading and plantation) within our agricultural segment:

	Section	S-1/A2 Printed Pages
1.	Summary information and risk factor, General	2
2.	Summary information and risk factor, Financial Summary	4
3.	Risk factors	7
4.	Description of Business, Agriculture	25
	Description of Business, Suppliers	26
5.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview	32 to 37
6.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates	38
7.	Description of Properties	39
8.	Financial statement, Consolidated statements of operations and comprehensive income#	F-4
9.	Financial statement, Revenue recognition	F-11
10.	Financial statement, Segment reporting#	F-21
11.	Financial statement, Consolidated statements of operations and comprehensive income#	F-27
12.	Financial statement, Revenue recognition	F-34
13.	Financial statement, Segment reporting#	F-42 to F-43

# We have reclassified certain operating costs that are directly attributable to the agricultural trading business which were previously grouped under “general and administrative expense” to “cost of revenue”.

Note 15 Commitments and Contingencies, page F-24

3.  We note your response to our prior comments 15 and 17. As discussed on our conference call on February 25, 2010, please revise to amortize on a straight line basis the total expected rental payments of $2,202,491 for fruit plantation farmlands over the entire lease term of 10 years.

Response to Comment 3:

We revised the basis of amortization as below.

Note 15 Commitments and Contingencies, page F-24 and F-46

(a)           Operating lease commitments

The Company’s operating subsidiaries in PRC were committed under a number of non-cancelable operating leases of kitchen facilities and premises with various terms of 2 to 4 years with fixed monthly rentals, due through August 2011. Total rent expenses for the years ended December 31, 2008 and 2007 was $108,802 and $19,798, respectively.

Subsequent to December 31, 2008, the Company entered into various non-cancelable operating leases of farmlands with a lease term of 10 years, as below:

The Company leased various fruit plantation farmlands under non-cancelable operating leases with a lease term of 10 years, with installment payable in various terms over the lease period, subject to the below rental payment schedule as below:

Payment becomes due before,
October 1, 2009 (inception of lease)	$660,747
October 1, 2012	660,747
October 1, 2015	880,997

$2,202,491

As of the date of report, the Company paid and expended the first installment of $661,133 on the partial rental payment of land use rights for approximately 82.9 acres of farmlands to develop an agricultural plantation bases in Gansu Province, the PRC, from its restricted cash (see Note 5) and it will be recorded as “land use rights”. Commencing from October 1, 2009, the aggregate rental payment will be amortized over the entire lease term of 10 years, on a straight-line basis and charged to the operation accordingly.

The Company also leased various vegetable plantation farmlands under non-cancelable operating leases with a lease term of 10 years. As of the date of report, the Company made a full and upfront rental payment of $722,148 relating to land use rights for approximately 104.44 acres of farmlands to develop an agricultural plantation bases in Fujian Province, the PRC, from its restricted cash (see Note 5) and it will be recorded as “land use rights”. The prepaid rental payment will be amortized over its lease term of 10 years, on a straight-line basis and charged to the operation accordingly.

The aggregate future minimum rental payments due under various non-cancelable operating leases in the next five years are as follows:

	Operating lease commitments
	Kitchen facilities and premises	Fruit plantation farmlands	Vegetable plantation farmlands	Total
Year ending December 31:
2009	176,957	660,747	721,282	1,558,986
2010	159,000	-	-	159,000
2011	105,173	-	-	105,173
2012	-	660,747	-	660,747
2013	-	-	-	-
Thereafter	-	880,997	-	880,997

Total	441,130	2,202,491	721,282	3,364,903

Financial Statement as of and for the Nine Months Ended September 30, 2009
Condensed Consolidated Statements of Cash Flows, page F-28

4.  We note your response to our prior comment 19. As discussed on our conference call on February 25, 2010, please revise your Condensed Consolidated Statements of Cash Flows to eliminate the duplicate presentation of the item titled “payments on land use rights”.
Response to Comment 16:

We have eliminated the duplicated items accordingly on page F-28.

If you have any additional questions, please do not hesitate to contact me at (813) 831-9348.  Thank you.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.